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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:    December 2, 2005                     By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                                                    NEWS RELEASE
                                                                        05-28-TC


FOR IMMEDIATE RELEASE:     December 1, 2005

                  TECK COMINCO ANNOUNCES EXECUTIVE APPOINTMENTS

Vancouver, BC -- Donald R. Lindsay, President and Chief Executive Officer of Teck Cominco Limited is pleased to announce the following executive appointments, both of which are effective January 1, 2006.

o Ronald J. Vance as Senior Vice President, Corporate Development. Mr. Vance most recently has been Managing Director and Special Advisor at Rothschild Inc. Prior to joining Rothschild, Mr. Vance held senior commercial roles at Newmont Mining Corporation. Mr. Vance will lead the company's corporate development group focusing on growth opportunities including the application of new mining and metal refining technologies. He holds a BA from Hobart College and a MBA from Columbia University.

o Robert G. Scott as Vice President, Base Metal Mining. Most recently, Mr. Scott has been General Manager for the Red Dog operation. He holds a B.Sc. (Hons.) in mining engineering from Queens University and a MBA from the University of British Columbia.

"Both of these individuals bring a depth of experience and capability that will strongly support the company's growth, development and operations objectives. We congratulate them on their new appointments and welcome them to our executive management team," said Mr. Lindsay.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada with assets totalling approximately $8 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

                                     - 30 -

CONTACT: David Parker
         604.685.3036


                              TECK COMINCO LIMITED
         200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L9
    TEL: (604) 687-1117          FAX: (604) 687-6100      www.teckcominco.com